SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Communication Received from the Controlling Shareholder

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that it received, on this date, from the State of Paraná, the Company's controlling shareholder, Official Letter No. 3068/ 22, transcribed below:

“Dear Sir,

Regarding the questioning presented on October 24, 2022, about the possible knowledge by the State of Paraná, as the controlling shareholder of COMPANHIA PARANAENSE DE ENERGIA - COPEL ("Copel" or "Company"), of information that should be disclosed to the market concerning Copel, I inform you that, on that date, there was no material fact or information not disclosed to the market that could justify the atypical fluctuation in the price of Copel's securities.

However, I would like to inform you that today, October 31, 2022, the State Companies Control Council – CCEE, through Electronic File Number 19.665.765-7, was requested to provide technical information in order to subsidize a model for a potential capital market transaction whereby the investment of the State of Paraná in Copel is optimized, preserving the State's relevant shareholding in the Company.

The adoption of any model, depending on the studies to be carried out for this purpose, will be subject to certain approvals, in accordance with the law and applicable regulations.

As a result, measures are required to properly communicate the content of this official letter to the Company's internal governance bodies, and consequent disclosure to the market, pursuant to the applicable legislation.

Sincerely,

LUCIANO BORGES DOS SANTOS

Acting Chief of Staff”

This material fact only aims to communicate to Copel's shareholders and the market in general the aforementioned statement by the State of Paraná and should not be considered or interpreted as an announcement of a capital market transaction involving the Company.

Curitiba, October 31, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 31, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.